Exhibit 99.4

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
FORM 51-101F1

Adira Energy Ltd., through its wholly-owned subsidiary Adira Energy Israel Ltd. (individually and collectively, as the context requires, “Adira” or the “Company”), is in the business of exploring for oil and natural gas and the development and exploitation of any significant reserves that are found. The Company holds two petroleum licenses in the State of Israel.  As of the December 31, 2014, the Company has not discovered any oil and gas reserves and therefore has no related future net review.

Date of Statement

The date of this Statement of Reserve Data and other Oil and Gas Information (the “Statement”) is April 29, 2015. The effective date of the information provided in this Statement is  December 31, 2014 (the “Effective Date”). The preparation date of the information provided in this Statement is April 29, 2015. Unless otherwise stated, the information provided in this Statement is current as of the Effective Date.

Oil and Gas Properties - Israel

Yam Hadera Option

The Company has an option (the “Yam Hadera Option”) to acquire up to a 15% participating interest in the Yam Hadera offshore petroleum license (the “Yam Hadera License”) located 30 kilometers offshore Israel, between Hadera and Haifa.  On September 22, 2014, the Petroleum Commissioner of the State of Israel advised the operator of the Yam Hadera License, that the Yam Hadera License expired, without further extension being granted, due to the milestones in their work program not being achieved and on October 22, 2014, the operator sent a letter of appeal to the decision with the Minister of Energy and Water of the State of Israel, however, as of this date, no reply has been received.

Myra and Sara Option

The Company has an option (the “Myra and Sara Option”) to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel, namely the Myra License and the Sara License (collectively, the “Myra and Sara Licenses”).  The Myra and Sara Licenses are located offshore Israel approximately 40 km west of the City of Hadera. These license areas total 800 sq. km. The Company currently ascribes no value to the Myra and Sara Licenses and as such does not consider the Myra and Sara Options to be material to its operations.

Significant Factors or Uncertainties

Oil and gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures by the Company will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the increasing demand for drilling rigs, supplies and services; the inherent uncertainties of drilling in unknown formations; the costs associated with encountering various drilling conditions such as over pressured zones; tools lost in the hole; changes in joint venture participants, farm-ins and joint venture partners; and changes in drilling plans.

Oil and gas prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Company. World prices for oil and gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil and gas prices, leading to a reduction in the value of the Company’s reserves, if any are found in the future. The Company may also elect not to produce from certain wells at lower prices.

The Company may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated from operations will be available or sufficient to meet these requirements or for other corporate purposes or if debt or equity financing is available, that it will be on terms acceptable to the Company.

The Company actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other natural gas and oil companies, many of which have significantly greater financial resources than the Company. Competitors include major integrated natural gas and oil companies and numerous other independent natural gas and oil companies and individual producers and operators.

For a complete discussion on significant factors and uncertainties that may affect the development of the Licenses, please refer to the Company’s Annual Information Form (Form 20-F) dated April 29, 2014, filed on www.sedar.com.

Properties with No Attributed Reserves

The following table sets out the Company’s land position with no attributed reserves as of the Effective Date.

Property (License)	Location	Undeveloped Acreage		Developed Acreage
		Gross(1)	Net(2)	Gross(1)	Net(2)
Yam Hadera	Israel, Offshore	98,842	0	0	0
Myra	Israel, Offshore	97,853	0	0	0
Sara	Israel, Offshore	99,830	0	0	0
Notes:
(1)	“Gross” means the total number of acres in which the Company has a working interest or a right to earn an interest.
(2)	“Net” means the sum of the products obtained by multiplying the number of gross acres by the Company’s percentage working interest therein.

Tax Horizon

The Company does not currently earn significant revenues, and therefore, has incurred tax losses since inception. The Company pays an insignificant amount of income tax within an Israeli subsidiary.

Costs Incurred

The Company did not incur any expenses in respect of its oil and gas assets.

Exploration and Development Activities

No drilling activities were undertaken by the Company during the year ended December 31, 2014.

Details of current exploration activities and plans on the exploration of the assets held by the Company are set out above under the section Oil and Gas Properties.

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